QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 4.8

EMPLOYMENT AGREEMENT

This agreement is made as of the 16th day of July 2001.

Between:
DR. GREGORY N. BEATCH, of 3393 West 27th Avenue, Vancouver, B.C. V6S 1P5
(the "Employee")
and
CARDIOME PHARMA CORP., a corporation incorporated under the laws of the Province of British Columbia and having its registered office at Suite 1400, 1055 West Hastings Street, Vancouver B.C. V6E 2E9
(the "Company")

WHEREAS:

A. The Company is engaged in pharmaceutical research and development (the "Business");

B. The Company and the Employee previously entered into an agreement dated 24th day of November 1998 (the "First Agreement");

C. The parties wish by this agreement (the "Agreement") to record the terms and conditions on which the Employee has agreed to serve as Vice President, External Scientific Affairs for the Company.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.     Employment

Scope

1.1
Subject to the terms of this Agreement, the Company agrees to employ, and the Employee agrees to serve the Company as Vice President, External Scientific Affairs during the Term (hereinafter defined).

Term

1.2
The term of this Agreement (the "Term") shall commence on July 16, 2001 (the "Date of Commencement") and shall continue until this Agreement is terminated in accordance with Part 4 or Part 5.2.

Reporting

1.3
The Employee shall report and be directly responsible to the Company's Chief Scientific Officer (CSO).

2.     Compensation

Salary

2.1
The Company agrees to pay the Employee and the Employee agrees to accept as remuneration for his services an annual salary in the amount of Cdn $140,000, payable semi-monthly in arrears. The salary will be reviewed annually. "Annual salary" shall not include any other compensation such as bonus, stock options or benefits.

Incentive Compensation

2.2
The Employee may be eligible for an annual bonus, if certain objectives agreed between the Company and the Employee are met, of up to Cdn $10,000. The amount of bonus, if any, will be determined by the Board based on the recommendation of the Chief Scientific Officer and the President and CEO.

Benefits

2.3
The Employee may participate in all employee benefit programs maintained by the Company, including any group disability insurance plan, medical and dental plans, on the same terms and conditions as provided to other senior officers of the Company.

Vacation

2.4
The Employee shall be entitled to three weeks paid vacation annually to be scheduled when mutually agreed by the parties.

Expenses

2.5
The Company shall reimburse the Employee for all reasonable out of pocket expenses actually, necessarily and properly incurred by him in the normal discharge of his duties for the Company. Reimbursement shall be paid against an itemized statement of expenses together with supporting invoices where applicable.

3.     Obligations of the Employee

Duties

3.1
The Employee shall perform such duties as are consistent with the job description set out in Schedule "A" and shall perform, observe and conform to such duties and instructions as from time to time are reasonably assigned or communicated to him by the CSO or by such senior officer as designated by the CSO or the President and CEO.

Authority

3.2
The Employee is authorized, subject to the other provisions of this Agreement to do all acts and things that the Employee in his discretion deems necessary or desirable to carry out his duties provided that the Employee will not make purchases or authorize work without the Company's approval unless the expenditure has been authorized in a budget approved by the President and CEO, or the expenditure arises in circumstances which constitute an emergency requiring immediate action for the protection of the Company.

Books and Records

3.3
The Employee will cause to be maintained accurate and complete books and records of the Business, preserving all accounts, records, invoices, receipts, vouchers, books, files and other documents in an orderly and organized manner available for inspection at any time by any member of the Board.

Access to Information

3.4
The Company will provide the Employee with all information and access to documents and premises as are available and are requested by the Employee to enable him to perform his duties.

Indemnity by the Company

3.5
The Company will indemnify the Employee against any and all claims, losses, actions, lawsuits and other proceedings, judgements and awards, and costs and expenses (including reasonable legal fees) arising by the Employee carrying out his duties or authority, except those which arise from fraudulent acts or omissions by the Employee. This indemnity shall survive termination of this Agreement.

Imported Intellectual Property

3.6
The Employee agrees that he will not use or bring to the Company any technical information, data, trade secrets, processes, products, formulae, investigations, or other intellectual property which is the property of any other previous employer.

Ownership of Work Product

3.7
Any discoveries, ideas and suggestions, reports, documents, concepts, products, inventions and improvements, technology, formulae and processes together with the nature and results of research and development activities, any marketing schemes, business, joint venture or marketing contacts, or any business opportunities prepared, produced, developed or acquired at the Employee's direction or by the Employee, related to the company's present and or interested business, whether or not conceived or made during normal working hours and whether or not the Employee is specifically instructed to make or develop the same (collectively, the "Work Product") shall belong to the Company.

Disclosure

3.8
The Employee will disclose and transfer to the Company all Work Product and execute and deliver to the Company all instruments or papers necessary to perfect and enforce the exclusive ownership and enjoyment of the Work Product by the Company in all countries.

4.     Termination

By the Employee

4.1
The Employee may terminate this Agreement and his employment by giving the Company 30 days written notice. Monies owed by the Employee to the Company up to the date of termination shall then be paid by the Employee to the Company.

By the Company for Cause

4.2
The Company may terminate this Agreement and the employment of the Employee summarily without notice or payment in lieu of notice:

a.
for cause that would, at common law, permit the Company to terminate the Employee without notice. Examples of conduct which may constitute "cause" include the following: willful breach or non-observance of this Agreement in a matter of substance, negligent performance of duties in a matter of substance, or insubordination in a matter of substance; and

b.
if the Employee files a voluntary petition in bankruptcy, or is adjudicated bankrupt or insolvent, or files any petition or answer seeking any reorganization, arrangement,

    composition, readjustment, liquidation, dissolution or similar relief under any present or future statute or law relating to bankruptcy, insolvency or other relief for debtors.

By the Company without Cause

4.3
The Company may terminate the employment of the Employee without cause, the Company shall pay to the Employee a severance amount (the "Severance Amount"), at the rate in effect on the date of the Notice of Termination equal to twelve months of salary.

  The severance amount shall be accepted by the Employee in full and complete satisfaction of any claims to severance pay, pay in lieu of notice or damages for dismissal, termination pay, any redundancy payment to which the Employee may then be entitled, and any other compensation or payment to which the Employee may be entitled pursuant to any claim that he may have on the grounds of constructive, wrongful or unfair dismissal or any other claim the Employee may have pursuant to any statutory or common law provision, and shall be paid in full on the date of termination. The Employee acknowledges, agrees, and accepts these terms, as conditions of this Agreement.

Notice of Termination

4.4
The Company shall communicate termination by written Termination Advice. "Termination Advice" means a notice which indicates the specific termination of this Agreement relied upon and sets forth in reasonable detail the facts and circumstances to provide a basis for the termination. No purported Termination shall be effective without a Termination Advice.

Duties Upon Termination

4.5
If this employment is terminated, the Employee agrees to deliver to the Company:

a.
a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the effective date of termination; and

b.
all documents pertaining to the Company or this Agreement, including but not limited to all books of account, records, formulae and processes, correspondence and contracts which may be in the Employee's possession or control.

Mitigation

4.6
The Employee shall mitigate any payments provided in this Agreement by seeking other employment or otherwise, or the amount of any payment created by this clause shall be reduced by any compensation earned by the Employee through employment permitted by this Agreement with another employer after the date of termination or otherwise.

Competition

4.7
The Employee agrees not to compete with the Company in any way for the longer of:

a.
The period in respect of which he is receiving compensation on termination as set out in clause 4.5; or

b.
Twelve (12) months following the date of termination of his employment,

  without the written consent of the Company. This means the Employee will not individually or in partnership or conjunction with any other person or persons, firm or corporation as employee, principal, officer, agent, shareholder or in any other manner whatsoever directly or indirectly carry on or be engaged or concerned with or interested in or advise or act as consultant for, lend money to, guarantee the debts or obligations of, or otherwise provide financial assistance for, or permit his name to be used in any research or otherwise in competition with the Company.

Solicitation

4.8
During employment and for a period of one year following termination of the Agreement the Employee shall not recruit, solicit or induceany employee to terminate his or her employee with the Company for the purposes of employment in any business related to or competitive with the business of the Company.

5.     Change of Control

Definition

5.1
Change of Control is defined under this Agreement as when:

  i)
  there is an occurrence of an event whereby any person or entity becomes the beneficial owner of shares representing 50% or more of the combined voting power of the voting securities of the Company, or

  ii)
  there is a merger or consolidation of the Company with one or more corporations as a result of which, immediately following such merger or consolidation, the shareholders of the Company as a group will hold less than a majority of the outstanding capital stock of the surviving corporation.

Termination Arrangement

5.2
Upon a Change of Control of the Company, if Employee is terminated, constructively dismissed, or if the Employee is not terminated for cause then the Employee will be compensated under the provisions defined under Section 5.3 hereof.

Compensation on Termination

5.3
The Company agrees to pay the Employee and the Employee agrees to accept the following compensation package upon a Change of Control:

i.
A cash compensation equivalent to eighteen months of salary, payable on the effective date of termination;

ii.
All outstanding options shall be vested immediately upon the Change of Control;

iii.
The expiry date of all of the options outstanding shall be extended for 5 years from the date of Change of Control irrespectable whether the Employee stay in the new entity or not. The extension of expiry date shall not exceed the maximum term allowed under the Company's Stock Option Plan that options must be exercised no later than 10 years from the date of grant; and

iv.
All coverage of medical and life insurance benefits, other than key man insurance, for the Employee shall continue for the period defined by the salary payment, or until they are employed elsewhere, whichever is earlier.

  The afore-mentioned compensation package shall be accepted by the Employee in full and complete satisfaction of any claims to other severance pay, termination pay, any redundancy payment or any other payment to which the Employee may then be entitled pursuant to a Change of Control of the Company, and any claim the Employee may have pursuant to any statutory or common law provision, and shall be paid in full on the date of termination. The Employee acknowledges, agrees, and accepts these terms, as conditions of this Agreement.

Compensation for Continued Employment

5.4
Should the Employee elect to remain with the new entity on a permanent basis, the Employee shall do so under terms negotiated between the new entity and the Employee at that time.

6.     Dispute Resolution

6.1
All questions or matters in dispute shall be resolved by mediation by a mutually agreed party and, if mediation is not successful within thirty (30) days, be finally determined by arbitration using a single arbitrator following the rules of the British Columbia Center for Commercial Arbitration.

7.     Miscellaneous

7.1
The laws of British Columbia and Canada shall govern this Agreement.

7.2
This Agreement is not assignable by either party.

7.3
This Agreement shall endure to the benefit of and be enforceable by the Employee's legal representatives, executors, administrators, heirs, and successors. If the Employee should die while any amounts are still payable to him under this Agreement, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his legal representatives, executors, administrators, heirs, or, if there be no such designee, to the his estate.

7.4
This Agreement represents the entire agreement between the Employee and the Company concerning the subject matter hereof and supersedes any previous oral or written communications, representations, understandings or agreements with the Company or any officer or agent thereof.

7.5
Notices shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, if mailed, upon the first to occur of actual receipt or forty-eight (48) hours after being mailed in Canada, postage prepaid, registered or certified mail, return receipt requested, addressed to the Company or the Employee at the address shown on page one of this Agreement or at such other address as may be specified in writing to the other party, but notice of a change of address shall be effective only upon actual receipt. Notwithstanding the foregoing, if there is an interruption in postal service, all notices shall be personally delivered during the period of interruption.

7.6
Waiver by either party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

7.7
Time shall be of the essence.

7.8
Unless stated otherwise, all references herein to dollar amounts refer to Canadian funds.

7.9
The recitals are an integral part of the Agreement and incorporated by reference.

8.     Agreement of Voluntary and Equitable

8.1
Each of the parties acknowledge and declare that they have carefully reviewed and understand this Agreement including the Employee's rights upon termination and the restrictions on the Employee after termination, and acknowledge and agree that the terms are mutually fair and equitable. Each party was fully and plainly instructed to obtain independent legal and tax advice and each of them acknowledge that they have executed voluntarily understanding the nature and effect of this Agreement after receiving such advice.

IN WITNESS WHEREOF the Company has caused it corporate seal to be affixed by and in response of its duly authorized officers on that behalf and the Employee has set his hand and seal as of the day and year first above written.

SIGNED, SEALED AND DELIVERED	)
by the Employee in the presence of:	)
)
"Christina Yip"	)
Signature	)
)
Christina Yip	)
Name	)	"Gregory N. Beatch"
)
	)	EMPLOYEE'S SIGNATURE
7081 Golden Street	)
Address	)
Burnaby, BC	)
CARDIOME PHARMA INC.		"Bob Rieder"
AUTHORIZED SIGNATORY

Schedule "A"

Duties and Responsibilities of the Vice-President, External Scientific Affairs

Services

The Employee's services shall be provided to the Company on a full time basis.

The Employee's primary duties will relate to the management of external scientific relationships, licensing activities and opportunities. These activities will be carried out in close collaboration with the Vice-President of Research, the Chief Scientific Officer (CSO), and other employees or consultants of the Company as assigned by the CSO or the President.

Specifically the Employee will:

1.
Identify, evaluate and advise the Company in regard to external R&D, in-licensing, or other pharmaceutical opportunities;

2.
Identify, engage and manage external research resources, both commercial and academic;

3.
Under the direction of the CSO, manage the intellectual property protection activities of the company, including IP strategy development and implementation;

4.
Lead the scientific interaction with company's that may become licensees of Cardiome technologies or products;

5.
In conjunction with the CEO, CSO and director (or VP) of business development, assist in negotiation of licensing agreements for Cardiome technology;

6.
In conjunction with the CSO, research, develop, and recommend clinical development strategies for the company;

7.
Participate in development of pre-clinical experiment protocols and in analysis of resulting data;

8.
As a member of the senior management team, contribute to:

i)
business strategy development and implementation;

ii)
development and implementation of operating tactics;

iii)
all other decision-making and implementation activities of the company.

9.
Perform all other duties normally incident to the office of the Vice-President, External Scientific Affairs, execute all documents required to discharge his duties as the Vice-President, External Scientific Affairs, including but not limited to agreements, requisitions, orders for the supply of equipment or services, reports, etc. and exercise such other powers and perform such other duties as from time to time may be assigned to him by the CSO, the President and CEO and the Board.

QuickLinks

  EXHIBIT 4.8
EMPLOYMENT AGREEMENT
Schedule "A" Duties and Responsibilities of the Vice-President, External Scientific Affairs